Annual Shareholder Meeting Results:
The Fund held a meeting of shareholders on April 30, 2013. Common and/or Preferred shareholders voted as indicated below:
								Withheld
						Affirmative	Authority
Re-election of Hans W. Kertess -
Class I to serve until the 			61,977,098	1,445,940
Annual Meeting for the 2015-2016 fiscal year
Re-election of William B. Ogden, IV -
Class I to serve until the 			61,992,537 	1,430,501
Annual Meeting for the 2015-2016 fiscal year
Re-election of Alan Rappaport* -
Class I to serve until the 			     1,489 	    2,718
Annual Meeting for the 2015-2016 fiscal year
The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher,
James A. Jacobson*, and John C. Maney +, continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee